Apollo Hospitals
CHENNAI
touching lives

Date: November 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Please find enclosed the disclosures as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 in respect of acquisition of equity shares of the Company by Fidelity Group. Copy of the disclosures received from Fidelity Group is also enclosed for your reference.

Please take this on record.

07028552

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL

dlw 12/10

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals
CHENNAI
touching lives

Format for informing details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3)

Name of Target company : APOLLO HOSPITALS ENTERPRISE LIMITED

Date of reporting	9th November 2007				
Name of Stock exchanges where shares of reporting company are listed.	(i) Bombay Stock Exchange (ii) National Stock Exchange of India Limited				
	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/ inter-se transfer/public/ rights/ preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/Voting Rights)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/Voting Rights)
(A)	(B)	(C)	(D)	(E)	(F)
See attached Scheduled for breakdown of funds under the management of FMR LLC and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries	26th October 2007	Open Market	17,825 & 0.03%	5,163,758 equity shares & 9.99% to total paid up capital	5,181,583 equity shares & 10.03% to total paid up capital.

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 9th November 2007

Note:
As on 9th Nov 2007, the paid up capital of the Company is Rs. 586,857,020/- (consequent to the allotment of 7,047,119 equity shares of face value of Rs.10/- each to Apax Mauritius FDI One Limited on 26th October 2007) and hence the percentage of 5,181,583 equity shares held by Fidelity Group is 8.83% of the enhanced capital.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

SCHEDULE

Fund	No. of Shares held	% w.r.t to total paid up capital
FID HEALTHCARE CENTRAL FUND	125,073	0.2422
FID FDS - HEALTHCARE POOL	71,512	0.1384
FID FDS - (MAURITIUS) LTD	3,676,379	7.1193
FA HEALTHCARE FUND	102,134	0.1977
FIDELITY FOCUS HEALTH CARE FD	31,004	0.0600
SELECT HEALTH CARE	344,452	0.6670
SELECT MEDICAL DELIVERY	742,520	1.4379
FID KOREA INDIA EQUITY IT MTHR	76,612	0.1483
VIP HEALTHCARE	11,797	0.0228
VIP III MIDCAP PORT FOLIO	100	0.0001
Total	**5,181,583**	**10.03%**

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Kingswood Fields
Millfield Lane
Lower Kingswood
Tadworth
Surrey KT20 6RB
Telephone. (01737) 836000
Fax: (01737) 836986

Apollo Hospitals Enterprise Ltd
Ali Towers, III Floor
55 Greams Road
Chennai, 600 006
India

Fax: 00 91 44 2829 ~~0956~~ 4429
Tel: 00 91 44 2829 0956

29 October 2007

Dear Sir/Madam:

Enclosed please find a copy of regulatory filings for **Apollo Hospitals Enterprise Ltd**.

- Regulatory filing required under Regulation 7 (1) of The Takeover Code of 1997.

If you have any questions please contact Laura Cotterell on email fil-regulatoryreporting@uk.fid-intl.com or via Fax on 01737 837 450.

Yours faithfully

Laura Cotterell
Regulatory Reporting Analyst

APOLLO HOSPITALS
SECRETARIAL DEPT.
-9 NOV 2007
RECEIVED
INWARD LR. No. 1906

Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)		
Name of the Target company	Apollo Hospitals Enterprise Ltd	
Name of the acquirer and Persons Acting in Concert with the acquirer	See attached Schedule for breakdown of funds under the management of FMR LLC and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target company
a) Shares / voting rights (VR) before acquisition under consideration	5,163,758	9.99%
b) Shares / voting rights bought	17,825	0.03%
c) Shares / VR after acquisition	5,181,583	10.03%
Mode of acquisition (eg. open market / public issue / rights issue / preferential allotment / interse transfer, etc).	Open Market	
Date of acquisition of shares / VR or date of receipt of intimation of allotment of shares, whichever is applicable	26 October 2007	
Paid up capital / total voting capital of the target company before the said acquisition	51,639,000	
Paid up capital / total voting capital of the target company after the said acquisition	51,639,000	

Note :

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.

2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of the acquirer / Authorised Signatory for FMR LLC and Fidelity International Limited and their direct and indirect subsidiaries:

By______________________________
Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR LLC and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Date: 29 October 2007

Schedule

Fund	Shares held	% of shares and voting rights held
FID HEALTH CARE CENTRAL FD	125,073	0.2422
FID FDS - HEALTH CARE POOL	71,512	0.1384
FID FDS - (MAURITIUS) LTD	3,676,379	7.1193
FA HEALTH CARE FUND	102,134	0.1977
FIDELITY FOCUS HEALTH CARE FD	31,004	0.0600
SELECT HEALTH CARE	344,452	0.6670
SELECT MEDICAL DELIVERY	742,520	1.4379
FID KOREA INDIA EQUITY IT MTHR	76,612	0.1483
VIP HEALTHCARE	11,797	0.0228
VIP III MID CAP PORTFOLIO	100	0.0001
Total	5,181,583	10.03%

END